Vf 4-4-02

02022529

STATES
IANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8- 46850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
APR 0 2 2002
535

NAME OF BROKER-DEALER:
MAY DAVIS GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BROADWAY
(No. and Street)

NEW YORK	NY	10270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OWEN MAY — 212-417-8118
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Vf 4-4-02

OATH OR AFFIRMATION

I, OWEN MAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAY DAVIS GROUP, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2002

Notary Public

Signature

CHAIRMAN

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
APR - 2 2002
WASH, D.C.
365

MAY DAVIS GROUP, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31 , 2001

MAY DAVIS GROUP, INC.

INDEX

KAUFMANN, GALLUCCI LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of May Davis Group, Inc.:

We have audited the accompanying statement of financial condition of May Davis Group, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of May Davis Group, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

New York, New York
March 28, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

MAY DAVIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 206,580
Receivable from clearing organization and other broker-dealers	319,553
Deposit with clearing organization	175,000
Receivable from officers	163,511
Other receivable	71,362
Prepaid expenses and other assets	65,435
Secured demand notes	60,000
Securities owned, not readily marketable, at estimated fair value	50,000
Receivable from employees	7,000
Furniture and equipment, net of accumulated depreciation of $2,800	1,200
TOTAL ASSETS	$ 1,119,641

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 290,488
Commissions payable	78,118
Loan payable	24,750
	393,356
Commitments and contingencies	
Subordinated borrowings	338,500
Secured demand notes payable	60,000
	398,500
Shareholders' equity :	
Preferred stock, $100 par value, authorized 1,000 shares, outstanding 200 shares	41,250
Common stock, class A, $.001 par value, authorized 50,000 shares, outstanding 2,295 shares	1
Common stock, class B, $.001 par value, authorized 49,000 shares, outstanding 1,230 shares	-
Additional paid-in capital	1,256,476
Accumulated deficit	(593,942)
TOTAL	703,785
Less: Treasury stock; 614 shares at cost	(376,000)
TOTAL SHAREHOLDERS' EQUITY	327,785
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,119,641

The accompanying notes are an integral part
of this financial statement.

MAY DAVIS GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1- NATURE OF BUSINESS AND ORGANIZATION

May Davis Group, Inc. (the Company), is a securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealer, Inc.

The Company operates as a "general securities introducing broker" executing trades primarily for retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer ("clearance agent") on a fully disclosed basis (see Note 3).

As a result of terrorist attacks on the World Trade Center on September 11, 2001, the Company experienced a severe disruption of business, as well as significant property loss. The Company received $150,000 during 2001 as partial recovery for business interruption and loss of assets. There are a number of programs available for those affected by these events and the Company has filed applications for relief under these various programs. However, at this time, the ultimate amount of such benefits that will be received has not yet been determined. The attacks caused the temporary relocation of the Company's employees from its offices located in the World Trade Center to temporary space at 120 Broadway, New York, New York. The Company is currently seeking a permanent location while functioning and serving clients on a regular basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally three business days before settlement date. Revenues and expenses would not be materially if reported on trade date basis.

(b) Securities owned, not readily marketable, are valued at fair value as determined by management.

(c) Furniture and equipment is stated at cost less depreciation calculated using the straight-line method over the estimated useful lives of the assets. See also Note 1 above.

(d) The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

NOTE 2 - CONTINUED

Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents commission receivable from customers generated in December 2001 and received in January 2002. The deposit with the clearing organization is required by the clearing agreement.

As stated in Note 2, the Company records security transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterpart with which it conducts business.

NOTE 4 - INCOME TAXES

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. At December 31, 2001, the Company had a net operating loss carry forward of approximately $512,429 which will expire in the years 2012 through 2019. These losses may be used to offset future taxable income.

NOTE 4- CONTINUED

At December 31, 2001, the Company had recorded a deferred tax asset of $215,220 resulting primarily from net operating loss carry forwards. A valuation allowance of $215,220 has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109. At December 31, 2001, the Company did not have any taxable income and therefore, no provision for income taxes was required.

NOTE 5 - SUBORDINATED BORROWING

At December 31, 2001, the Company had borrowings of $338,500 which were unconditionally subordinated to all claims of general creditors pursuant to written agreements. Two agreements in the amount of $ 29,250 each, were effective on June 27, 1995, and are scheduled to mature on June 30, 2002. A third agreement in the amount of $280,000 effective on February 22, 2000, and is scheduled to mature on March 30, 2003.

The two $29,250 loans are interest bearing at the rate of 10% per annum, and the third loan is at 8% per annum. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 - SECURED DEMAND NOTES

At December 31, 2001, the Company had collateralized demand notes of $60,000 pursuant to written agreements. Two agreements for $25,000 and $35,000, effective on June 27, 1995, mature on June 30, 2002. The two loans totaling $60,000 bear interest at a rate of 10% per annum. The borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule, except for $28,941.

NOTE 7 - LOANS PAYABLE

The Company borrowed money from several unrelated parties which borrowings are non-interest bearing and have no specific payment terms.

MAY DAVIS GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company lost the use of its former New York City office in September 2001 (see Note 1). There is no lease commitment for the temporary space presently occupied by the Company at 120 Broadway. The Company does have an operating lease for office space in Baltimore which expire April 30, 2003. The lease is increased based on the consumer price index for all urban consumers, U.S. City average. Future minimum payments required as of December 31, 2001 over the term of the current lease is as follows:

Year ended December 31	Minimum lease payments
2002	$ 34,763
To April 30, 2003	11,584
	$ 46,347

The Company and a current employee are named in a complaint relating to securities transactions with a customer. The allegation is being vigorously defended by management who believes, after consultation with outside legal counsel, that there will be no material adverse effect on the financial condition of the Company.

NOTE 9 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $338,836 which was $238,836 in excess of its required net capital at that date of $100,000. The Company's net capital ratio was 1.16 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate account for the exclusive benefit of customers or to segregate securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.